July 10, 2007

Attention: Board members of Kings Road

Please note that effective immediately I Michel Shane hereby resing my position as a director of the company. I will make myself available to help produce any projects that you have, especially THE BIG EASY and KICKBOXER.

I no longer have the time to sit on the board of this company. I wish you all well.

Sincerely

Michel Shane
Managing director